Exhibit 99.1

Lifezone Metals Announces Pricing of $15 Million

Underwritten Registered Direct Offering

November 10, 2025

New York (USA) – Lifezone Metals Limited (NYSE: LZM) announced today the pricing of its underwritten registered direct offering of 4,411,764 ordinary shares and accompanying warrants to purchase up to an aggregate of 4,411,764 ordinary shares at an offering price of $3.40 per ordinary and accompanying warrant to purchase one ordinary share. The warrants will have an exercise price of $4.00 per ordinary share and will be exercisable for a period of four years.

The gross proceeds from the offering are expected to be approximately $15 million, before deducting underwriting discounts and commissions and other estimated expenses payable. The net proceeds of this offering will be used for Kabanga Nickel Project exploration, project staffing and for other general corporate purposes.

All of the ordinary shares and warrants are being offered by Lifezone. The offering is expected to close on or about November 12, 2025, subject to the satisfaction of customary closing conditions.

The transaction included participation from existing investors, including Cinctive Capital Management LP.

BTIG is acting as the sole book-running manager for the offering. Red Cloud Securities is acting as co-manager for the offering.

The securities described above were offered by Lifezone pursuant to a registration statement on Form F-3 (File No. 333-281189) that we filed with the SEC, that was declared effective by the SEC on August 16, 2024, using a “shelf” registration process. The securities may be offered only by means of a prospectus. A prospectus supplement and the accompanying prospectus relating to and describing the offering will be filed with the SEC. When available, electronic copies of the prospectus supplement and the accompanying prospectus relating to the offering may be obtained by visiting the SEC’s website at www.sec.gov or by contacting BTIG, LLC, 65 East 55 Street, New York, NY 10022, or by email at ProspectusDelivery@btig.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

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Contact

Investor Relations – North America Evan Young SVP: Investor Relations & Capital Markets evan.young@lifezonemetals.com	Investor Relations –Europe Ingo Hofmaier Chief Financial Officer ingo.hofmaier@lifezonemetals.com

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About Lifezone Metals

Lifezone Metals (NYSE: LZM) is committed to delivering cleaner and more responsible metals production and recycling. Through the application of our Hydromet Technology, we offer the potential for lower energy consumption, lower emissions and lower cost metals production compared to traditional smelting.

Our Kabanga Nickel Project in Tanzania is believed to be one of the world’s largest and highest-grade development-ready nickel sulfide deposits. By pairing it with our Hydromet Technology, we are working to unlock a new source of nickel, copper and cobalt for the global battery metals markets and to empower Tanzania to achieve in-country beneficiation.

Through our US-based recycling partnership, we are working towards applying our Hydromet Technology to the recovery of platinum, palladium and rhodium from responsibly sourced spent automotive catalytic converters. Our process is expected to be cleaner and more efficient than conventional smelting and refining methods, supporting a circular economy for precious metals.

www.lifezonemetals.com

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995 regarding, amongst other things, the plans, strategies, intentions and prospects, both business and financial, of Lifezone Metals Limited and its subsidiaries.

Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements may be accompanied by words such as “believes,” “estimates,” “expects,” “predicts,” “projects,” “forecasts,” “may,” “might,” “will,” “could,” “should,” “would,” “seeks,” “plans,” “scheduled,” “possible,” “continue,” “potential,” “anticipates” or “intends” “or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters; provided that the absence of these does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding future events, the estimated or anticipated future results of Lifezone Metals, future opportunities for Lifezone Metals, including the efficacy of Lifezone Metals’ hydrometallurgical technology (Hydromet Technology) and the development of, and processing of mineral resources at, the Kabanga Nickel Project, our approach to environmental stewardship, social responsibility, safety and governance (ESG), and other statements that are not historical facts.

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These statements are based on the current expectations of Lifezone Metals’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lifezone Metals and its subsidiaries. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to economic and operational disruptions; global inflation and cost increases for materials and services; capital and operating costs varying significantly from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; changes in government regulations, legislation and rates of taxation; inflation; changes in exchange rates and the availability of foreign exchange; fluctuations in commodity prices; delays in the development of projects and other factors; the outcome of any legal proceedings that may be instituted against Lifezone Metals; our ability to obtain additional capital, including use of the debt market, future capital requirements and sources and uses of cash; the risks related to the rollout of Lifezone Metals’ business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; the acquisition of, maintenance of and protection of intellectual property; Lifezone’s ability to achieve projections and anticipate uncertainties (including economic or geopolitical uncertainties) relating to our business, operations and financial performance, including: expectations with respect to financial and business performance, future operating results, financial projections and business metrics and any underlying assumptions; expectations regarding product and technology development and pipeline and market size; events relating to environmental issues, social responsibility, safety and/or governance matters, expectations regarding product and technology development and pipeline; future acquisitions, partnerships, or other relationships with third parties; maintaining key strategic relationships with partners and customers; the timing and significance of contractual relationships; the effects of competition on Lifezone Metals’ business; the ability of Lifezone Metals to execute its growth strategy, the development and processing of the mineral resources at the Kabanga Nickel Project; obtaining additional capital, including use of the debt market, future capital requirements, and sources and uses of cash; manage growth profitably and retain its key employees; the ability of Lifezone Metals to reach and maintain profitability; enhancing future operating and financial results; complying with laws and regulations applicable to Lifezone Metals’ business; Lifezone Metals’ ability to continue to comply with applicable listing standards of the NYSE; our ability to comply with applicable laws and regulations, stay abreast of accounting standards, or modified or new laws and regulations applying to our business, including privacy regulation; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (SEC); meeting future liquidity requirements and complying with restrictive covenants related to long-term indebtedness; and dealing effectively with litigation, complaints, and/or adverse publicity.

The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change.

These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. You should not place undue reliance on forward-looking statements in this communication, which are based upon information available to us as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. In all cases where historical performance is presented, please note that past performance is not a credible indicator of future results.

Except as otherwise required by applicable law, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data, or methods, future events, or other changes after the date of this communication.

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